UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QAD, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A - 74727D306

Class B - 74727D207

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP NO. 74727D306 (Class A); 74727D207 (Class B)	Page 2 of 5 Pages

CUSIP No. 74727D306 (Class A); 74727D207 (Class B)
(1) Names of reporting persons	Nantahala Capital Management, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	MA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	Class A - 117,184 Class B - 192,240
(6) Shared voting power	0
(7) Sole dispositive power	Class A - 117,184 Class B - 192,240
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	Class A - 117,184 Class B - 192,240
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	Class A - 0.9% Class B – 6.0%
(12) Type of reporting person (see instructions)	IA

Item 1(a).	Name of Issuer:

QAD, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

100 Innovation Place, Santa Barbara, CA 93108

Item 2(a).	Name of Person Filing

Nantahala Capital Management, LLC (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

19 Old Kings Highway South, Suite 200

Darien, CT 06820

Item 2(c).	Citizenship:

The Reporting Person is a Massachusetts limited liability company.

CUSIP NO. 74727D306 (Class A); 74727D207 (Class B)	Page 3 of 5 Pages

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value; Class B Common Stock, $0.001 par value (the “Shares”).

Item 2(e).	CUSIP Number:

Class A - 74727D306

Class B - 74727D207

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2014, the Reporting Person may be deemed to be the beneficial owner of 117,184 Class A and 192,240 Class B Shares.

CUSIP NO. 74727D306 (Class A); 74727D207 (Class B)	Page 4 of 5 Pages

Item 4(b).	Percent of Class:

As of the December 31, 2014, the Reporting Person may be deemed to be the beneficial owner of 0.9% of the total number of Class A Shares outstanding (based upon information provided by the Issuer on Form 10-Q filed December 04, 2014, there were 12,871,714 Shares outstanding as of December 1, 2014). As of the December 31, 2014, the Reporting Person may be deemed to be the beneficial owner of 6.0% of the total number of Class B Shares outstanding (based upon information provided by the Issuer on Form 10-Q filed December 04, 2014, there were 12,871,714 Shares outstanding as of December 1, 2014).

Item 4(c).	Number of shares as to which such person has:

Nantahala Capital Management, LLC

(i)	Sole power to vote or direct the vote	Class A - 117,184
		Class B - 192,240

(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	Class A - 117,184
		Class B - 192,240

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

CUSIP NO. 74727D306 (Class A); 74727D207 (Class B)	Page 5 of 5 Pages

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015	NANTAHALA CAPITAL MANAGEMENT, LLC

	By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer